YanGuFang International Group Co., Ltd.

3/F, Building 3, 33 Suhong Road
Minhang District, Shanghai, China, 201100
Tel: +86 (21) 52966658

VIA EDGAR

August 5, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Ernest Greene
Andrew Blume
Erin Donahue
Sergio Chinos

Re:	YanGuFang International Group Co., Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted July 14, 2022
CIK No. 0001875496

Dear Mr. Greene:

YanGuFang International Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 26, 2022, regarding Amendment No. 2 to Draft Registration Statement on Form F-1 submitted to the Commission on July 14, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed said comment with the Company’s response. In response to the Staff’s comment, the Company is filing a Registration Statement on Form F-1 with this response letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Index to Financial Statements, page F-1

1.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

Response to Comment No. 1: We respectfully advise the Staff that the Representation under Item 8.A.4 of Form 20-F is included as an exhibit to the Registration Statement on Form F-1.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

YANGUFANG INTERNATIONAL GROUP CO., LTD.

By:	/s/ Junguo He
Name:	Junguo He
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP